UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND FOR THE THREE-MONTH PERIOD

ENDED MARCH 31, 2015, PRESENTED WITH COMPARATIVE FIGURES

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF MARCH 31, 2015

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 13)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)                    Includes 9,412,500 treasury shares as of March 31, 2015 and December 31, 2014.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2015 presented with comparative figures

(Stated in thousands of pesos)

	Note	03.31.15	12.31.14
ASSETS

Non-current assets
Property, plant and equipment	8	6,922,326	6,652,482
Interest in joint ventures		432	432
Deferred tax asset	18	112,101	87,167
Other receivables	9	251,151	249,235
Total non-current assets		7,286,010	6,989,316

Current assets
Inventories		74,909	73,970
Other receivables	9	873,892	250,307
Trade receivables	10	940,914	882,949
Financial assets at fair value through profit or loss	11	776,741	254,447
Cash and cash equivalents	12	126,083	179,080
Total current assets		2,792,539	1,640,753
TOTAL ASSETS		10,078,549	8,630,069

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2015, presented with comparative figures (Continued)

(Stated in thousands of pesos)

	Note	03.31.15	12.31.14
EQUITY
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Other comprehensive loss		(39,862)	(39,862)
Accumulated losses		(423,221)	(893,107)
TOTAL EQUITY		854,887	385,001

LIABILITIES
Non-current liabilities
Trade payables	14	175,993	231,105
Other payables	15	1,937,194	1,644,587
Borrowings	16	1,650,244	1,598,442
Deferred revenue		123,036	109,089
Salaries and social security payable	17	67,763	62,858
Benefit plans		150,812	150,355
Tax liabilities	19	280,803	3,164
Provisions	20	127,685	112,095
Total non-current liabilities		4,513,530	3,911,695
Current liabilities
Trade payables	14	3,861,975	3,299,891
Other payables	15	74,639	187,096
Borrowings	16	77,197	33,961
Derivative financial instruments		9,176	5,895
Deferred revenue		764	764
Salaries and social security payable	17	484,512	610,649
Benefit plans		20,394	10,566
Tax liabilities	19	158,829	160,483
Provisions	20	22,646	24,068
Total current liabilities		4,710,132	4,333,373
TOTAL LIABILITIES		9,223,662	8,245,068

TOTAL LIABILITIES AND EQUITY		10,078,549	8,630,069

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income (Loss)

for the three-month period ended March 31, 2015, presented with comparative figures

(Stated in thousands of pesos)

	Note	03.31.15	03.31.14
Revenue	21	968,615	900,565
Electric power purchases		(522,977)	(439,694)
Subtotal		445,638	460,871
Transmission and distribution expenses	22	(704,589)	(589,780)
Gross loss		(258,951)	(128,909)

Selling expenses	22	(171,212)	(132,910)
Administrative expenses	22	(136,944)	(88,174)
Other operating expense, net		(37,547)	(28,040)
Income from non-reimbursable customer contributions		191	191
Operating loss before higer costs recognition and SE Resolution 32/15		(604,463)	(377,842)
Income recognition on account of the RTI - SE Resolution 32/15	2	1,333,877	-
Higher cost recognition – SE Resolution 250/13, subsequent Notes and SE Resolution 32/15	2	186,596	-
Operating profit (loss)		916,010	(377,842)

Financial income	23	18,088	20,342
Financial expenses	23	(180,383)	(147,028)
Other financial results	23	(30,813)	(247,523)
Net financial expense		(193,108)	(374,209)
Profit (Loss) before taxes		722,902	(752,051)

Income tax	18	(253,016)	13,488
Profit (Loss) for the period		469,886	(738,563)

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share	24	0.52	(0.82)

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2015, presented with comparative figures

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehen- sive loss	Accumulated deficit	Total equity
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302

Loss for the three-month period	-	-	-	-	-	-	(738,563)	(738,563)
Balance at March 31, 2014	897,043	397,716	9,412	10,347	3,452	(28,277)	(851,954)	437,739

Loss for the nine-month complementary period	-	-	-	-	-	-	(41,153)	(41,153)
Other comprehensive loss for the year	-	-	-	-	-	(11,585)	-	(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	(39,862)	(893,107)	385,001

Profit for the three-month period	-	-	-	-	-	-	469,886	469,886
Balance at March 31, 2015	897,043	397,716	9,412	10,347	3,452	(39,862)	(423,221)	854,887

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2015, presented with comparative figures

(Stated in thousands of pesos)

	Note	03.31.15	03.31.14
Cash flows from operating activities
Profit (Loss) for the period		469,886	(738,563)
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	22	64,076	55,901
Loss on disposals of property, plants and equipments		369	185
Net accrued interest		155,799	126,458
Exchange differences	23	52,527	318,392
Income tax	18	253,016	(13,488)
Allowance for the impairment of trade and other receivables, net of recovery		1,034	5,306
Adjustment to present value of receivables	23	(2,615)	(1,666)
Provision for contingencies		19,216	9,212
Other expenses - FOCEDE		8,733	-
Changes in fair value of financial assets	23	(24,530)	(28,840)
Accrual of benefit plans		21,250	9,018
Higher cost recognition – SE Resolution 250/13, subsequent Notes and SE Resolution 32/15	2	(186,596)	-
Income recognition on account of the RTI - SE Resolution 32/15	2	(464,803)	-
Net gain from the repurchase of Corporate Bonds	23	-	(45,018)
Changes in operating assets and liabilities:
Increase in trade receivables		(36,829)	(28,367)
Increase in other receivables		(627,871)	(5,010)
Increase in inventories		(939)	(15,229)
Increase (decrease) in deferred revenue		13,947	(191)
Decrease in trade payables		(253,274)	(64,487)
Decrease in salaries and social security payable		(121,232)	(86,450)
Decrease in benefit plans		(10,965)	(3,669)
(Decrease) Increase in tax liabilities		(4,673)	1,499
Increase in other payables		(111,802)	34,653
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		25,612	110,430
Net decrease in provisions		(5,048)	(1,392)
Subtotal before variations of debts with Cammesa		(765,712)	(361,316)
Increase in account payable and mutuum with Cammesa		1,404,932	725,520
Net cash flows generated by operating activities		639,220	364,204

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2015, presented with comparative figures

(Continued)

(Stated in thousands of pesos)

	Note	03.31.15	03.31.14
Cash flows from investing activities
Payment of property, plants and equipments		(197,067)	(271,841)
Net (payment for) collection of purchase / sale of financial assets at fair value		(494,482)	(230,743)
Net cash flows used in investing activities		(691,549)	(502,584)

Cash flows from financing activities
Payment of principal on loans		-	(182)
Payment of interest on loans		-	(16)
Net cash flows used in financing activities		-	(198)

Decrease in cash and cash equivalents		(52,329)	(138,578)

Cash and cash equivalents at the beginning of year	12	179,080	243,473
Exchange differences in cash and cash equivalents		(668)	9,379
Decrease in cash and cash equivalents		(52,329)	(138,578)
Cash and cash equivalents at the end of period	12	126,083	114,274

Supplemental cash flows information
Non-cash investing and financing activities

Financial costs capitalized in property, plants and equipments	8	(55,912)	(3,141)

Acquisitions of property, plant and equipment through increased trade payables		(81,310)	-

Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	10,619	-

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	(196,906)	-

Decrease in financial assets at fair value from repurchase of Corporate Bonds		-	91,638

The accompanying notes are an integral part of these Financial Statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2015, presented with comparative figures

1.                   General information

History and development of the Company

Empresa Distribuidora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal years 2014, 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact thereof on the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

The Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient and safe provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through January 2015, implemented by Energy Secretariat (SE) Resolution 250/13 and SE Notes 6852/13, 4012/14, 486/14,1136/14 and SE resolution 32/15  represented a significant step towards the recovery of the Company’s economic and financial situation, the effects thereof did not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  However, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition has been insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

As a consequence of that which has been previously described, the Company has permanently maintained during the last four fiscal years a working capital deficit, inasmuch as it had neither the necessary nor the adequate conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. As of March 31, 2015, the negative working capital amounts to $1,917.6 million.

In view of the above, the Company obtained from the Federal Government the granting of loans for consumption (mutuums) in order to be able to afford specific aspects, such as: a) the salary increases granted to Company employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union (Note 2.c); and b) the investment plan due to the temporary insufficiency of the funds obtained from the fixed charges established by Resolution 347/12 (Note 2.c.).

Additionally, on March 13, 2015, the Official Gazette published SE Resolution 32/15, issued by the Energy Secretariat, which, addressing the need for the adjustment of the economic and financial situation of distribution companies and considering it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession (Note 2.b).

Based on the cost increase estimates and financial projections made by the Company, considering the  measures of SE Resolution 32/15, the Board of Directors believes that financial resources will be available, at least during fiscal year 2015, to cover not only the operating costs and debt interest payments, but also part of the investment plans, if the payment plan to be defined with CAMMESA (Wholesale Electric Market Management Company) for the settlement of the remaining debt with the MEM (Wholesale Electric Market) conforms to the generation of surplus cash flows. Compliance with the investment plans will depend on whether the assistance received until now under the respective Loan for consumption (Mutuum) continues.

Although these temporary measures help decrease the degree of uncertainty concerning the Company’s financial ability for the next 2015 fiscal year, the Board of Directors believes that the sustainable recovery of the economic and financial equation of the public service, object of the concession, will fundamentally depend on the application of a Tariff Structure Review (RTI) that takes into consideration the permanent development of operating costs, that allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement, that makes it possible to have access to financing sources and cover the corresponding costs and that allows, at the same time, for the generation of a reasonable return on the investment.

The Company Board of Directors will continue to take steps before the regulatory authority aimed not only at monitoring the compliance with and effectiveness of the temporary measures adopted until now but also at obtaining compliance with the provisions of both the Adjustment Agreement and SE Resolution 32/15 concerning the carrying out of the RTI.

To date, the outcome of the RTI continues to be uncertain as to both its timing and final form.

Furthermore, although the conditions of uncertainty existing in previous fiscal years have been mitigated as compared to short-term projections by the temporary measures adopted by the Federal Government, it cannot be assured that such measures will continue to be effective after this first year of application inasmuch as the effectiveness thereof will depend on the increase of costs in subsequent periods and the availability of resources of the Federal Government to absorb them and, at the same time, continue with the assistance provided through the Loans for consumption (Mutuums), until the RTI is resolved in a satisfactory manner.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

2.                  Regulatory framework

As of the date of the issuance of this Condensed Interim Financial Statements do not exist significant changes compared to the situation described by the Company as of December 31, 2014, except for the mentioned below:

a)      PUREE – CMM (Program for the Rational Use of Electric Power – Cost Monitoring Mechanism)

The impact of SE Resolution 250/13, subsequent Notes and SE Resolution 32/2015 on the Statement of financial position is summarized below:

	2013			2014				2015
	SE Res. 250/13	SE Note 6852/13	Subtotal	SE Note 4012/14	SE Note 486/14	SE Note 1136/14	Subtotal	Res. SE 32/15	Total
Other receivables
Cost Monitoring Mechanism (1)	2,254,953	723,629	2,978,582	735,534	833,660	702,733	2,271,927	186,596	5,437,105
Net interest CMM - PUREE	172,939	24,571	197,510	108,218	36,231	13,337	157,786	(309)	354,987
Other payables - Program for the rational use of electric power	(1,387,037)	(274,068)	(1,661,105)	(168,426)	(187,665)	(217,919)	(574,010)	10,619	(2,224,496)
Trade payables - CAMMESA	(678,134)	(474,132)	(1,152,266)	(1,038,047)	(682,226)	(498,151)	(2,218,424)	(196,906)	(3,567,596)
LVFVD to be issued	362,721	-	362,721	(362,721)	-	-	(362,721)	-	-

(1)      Includes CMM amount receivable recognized in prior fiscal years for $ 45.5 million.

b)      SE Resolution 32/15

On March 11, 2015, the SE issued SE Resolution 32/15, whereby it:

a)     Grants a temporary increase in income to Edenor effective as from February 1, 2015, and on account of the Tariff Structure Review, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession, and on an account of the RTI.

The additional income will arise from the difference between the “Theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE´s (National Electricity Regulatory Agency) calculations, which are to be informed to the SE and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to the Company by CAMMESA.

b)     Establishes that, as from February 1, 2015, the PUREE (Program for the Rational Use of Electricity Power) related funds to which SE Resolution 745/05 refers (Note 2.c.IV) will be regarded as part of the Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

c)     Authorizes the Company to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the CMM established receivables, including interest, if any, on both concepts.

d)     Instructs CAMMESA to issue LVFVD (Sale Settlements with Maturity Dates to be Determined) in favor of the Company for the surplus amounts in favor of the Company, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by the Company under the Loans for consumption (Mutuums) granted for higher salary costs.

e)     Instructs CAMMESA to implement a payment plan to be defined with the Company, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

f)      Establishes that the Company will neither distribute dividends nor use the income deriving from this resolution as detailed in paragraph a) to pay loans with financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of the Company’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

g)     Establishes that the Company shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of clauses of this resolution.

The following table summarized the impacts of SE Resolution 32/2015 except as mentioned in Note 2.a. in the Statement of Financial Position and the Statement of Comprehensive Income (Loss).

		31.03.15
Other receivables
Increase in other receivables from additional income	a)	377,739
Total other receivables		377,739

Other payables
Decrease in funds obtained from the program for the rational use of electric power (PUREE)	b)	(160,837)
Total other payables		(160,837)

Other income
Additional increase from the difference between the electricity rate schedules	a)	708,237
Funds obtained from the program for the rational use of electric power (PUREE)	b)	160,837
Decrease in loans for consumption (Mutuums) granted for higher salary costs	d)	464,803
Total other income		1,333,877

At the date of issuance of these financial statements, the Company Management is analyzing the steps to be followed as indicated in section 14 of SE Resolution 32/15 in relation to that which has been detailed in the preceding caption g).

                At the date of presentation of these financial statements, the Company has received $ 708.2 million as temporary increase in income, in accordance with that which has been indicated in the preceding caption a) of this note, for the months of February and March 2015.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

c)       Loans for consumption (mutuums) and assignments of secured receivables

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2014, except for the following:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

On January 13 and March 13, 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the Energy Secretariat to CAMMESA, for an additional amount of $ 1.04 billion and $ 304.7 million, respectively.

As of March 31, 2015, the debt related to this concept amounts to $ 714.5 million (comprised of $ 677.8 million principal and $ 36.7 million in accrued interest) which is disclosed in the Other non-current payables account.

2) Higher salary costs

SE Resolution 32/15, mentioned before, resolves the emission of LVFVD be issued in favor of the Company for the amounts generated from this Loan for consumption (Mutuum) received by the Company to afford the salary increases deriving from the application of Resolution 836/14 of the Ministry of Labor, Employment and Social Security; allowing the Company to offset them against the outstanding balances for this concept.

In this regard, as of March 31, 2015, the Company made the pertinent recordings, fully settling the $ 484.4 million liability for this concept, thus generating a positive result of $ 464.8 million relating to the principal received and interest accrued during fiscal year 2014, which has been disclosed in income on account of the RTI – SE Res. 32/15 line item of the income statement, and a positive result of $ 19,6 million, relating to interest accrued during the first quarter of 2015, which has been disclosed in the Financial expenses line item of the income statement.

3.                  Basis of preparation

These condensed interim financial statements for the periods ended March 31, 2015 and 2014 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

This condensed interim financial information must be read in conjunction with the financial statements of the Company as of December 31, 2014, which have been prepared in accordance with IFRS. These condensed interim financial statements are expressed in Argentine pesos, unless otherwise stated. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

These condensed interim financial statements for the three month periods ended March 31, 2015 and 2014 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the three month periods ended March 31, 2015 and 2014 does not necessarily reflect in proportion the Company’s results for the complete year.

These condensed interim financial statements were approved for issue by the Company Board of Directors on May 8, 2015.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

Comparative information

Balances as of December 31, 2014 and for three month periods ended on March 31, 2014, included in these condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates.

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended December 31, 2014.

There are no new IFRS or IFRIC applicable as from the period being reported that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited financial statements as of December 31, 2014, which have been prepared in accordance with IFRS.

•         Income recognition on account of the RTI - SE Resolution 32/15

The recognition established by Resolution 32/15 falls within the scope of IAS 20, since it implies a compensation to cover the costs and investments associated with the normal performance of the provision of the public service concession.

Their recognition is made at fair value when there is reasonable assurance that will be collected and have met the service.

Such concept has been disclosure in the line, "Income recognition on account of the RTI - SE Resolution 32/15" line item of the Condensed Interim Statement of Comprehensive Income (Loss).

5.                   Financial risk management

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

•         Currency risk

As of March 31, 2015 and December 31, 2014, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.2015	Total 12.31.2014

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	-	8.722	-	2,807
TOTAL NON-CURRENT ASSETS		-		-	2,807
CURRENT ASSETS
Financial assets at fair value through profit or loss	USD	-	8.722	-	26,002
Cash and cash equivalents	USD	3,825	8.722	33,365	6,392
	EUR	14	9.355	135	148
TOTAL CURRENT ASSETS		3,839		33,500	32,542
TOTAL ASSETS		3,839		33,500	35,349

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	187,060	8.822	1,650,244	1,598,442
TOTAL NON-CURRENT LIABILITIES		187,060		1,650,244	1,598,442
CURRENT LIABILITIES
Trade payables	USD	4,443	8.822	39,195	76,502
	EUR	711	9.485	6,744	20,053
	CHF	30	9.077	275	262
	NOK	68	1.101	75	79
Borrowings	USD	8,751	8.822	77,197	33,961
TOTAL CURRENT LIABILITIES		14,003		123,486	130,857
TOTAL LIABILITIES		201,063		1,773,730	1,729,299

(1)   The exchange rates used are those of Banco Nación in effect as of March 31, 2015 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).  An average exchange rate is used for balances with related parties.

•         Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-          Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from the prices).

-          Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

The table below shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2015 and December 31, 2014:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At March 31, 2015
Assets
Cash and cash equivalents
Money market funds	98,363	-	-	98,363
Financial assets at fair value through profit or loss:
Government bonds	21,805	-	-	21,805
Money market funds	754,936	-	-	754,936
Total assets	875,104	-	-	875,104

Liabilities
Derivative financial instruments	-	9,176	-	9,176
Total liabilities	-	9,176	-	9,176
At December 31, 2014
Assets
Cash and cash equivalents
Money market funds	135,537	-	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	21,150	-	-	21,150
Money market funds	233,297	-	-	233,297
Total assets	389,984	-	-	389,984

Liabilities
Derivative financial instruments	-	5,895	-	5,895
Total liabilities	-	5,895	-	5,895

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In preparing these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2014.

a)      Impairment of long-lived assets

From the implementation of SE Res. 32/15 which established a temporary increase in income as from February 1, 2015, the projected and discounted cash flows used by the Company to determine the recoverability of property, plant and equipment have been updated.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as of March 31, 2015 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to the financial statements as of December 31, 2014. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2 to these financial statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

In spite of the current economic and financial situation described in Note 1 to these financial statements, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them it is estimated that the Company will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, the Company has considered different timing and magnitude of an increase in the DAV (Distribution Added Value).

The scenarios considered are as follow:

a) Scenario called Pessimistic scenario: in this scenario, the Company contemplates the effects of SE Resolution 32/15 and assumes modest electricity rate increases as from 2016 as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, the Company contemplates the effects of SE Resolution 32/15 and assumes reasonable electricity rate increases as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 65%.

c) Scenario called Optimistic scenario: in this case, the Company contemplates the effects of SE Resolution 32/15 and assumes increases higher than those of the intermediate scenario as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 15%.

The Company has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of March 31, 2015.

b)      Going concern

These financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally during fiscal year 2015 because in the Company’s opinion SE Resolution 32/15 provides greater certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the RTI.

7.                   Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the financial statements as of December 31, 2014, except for the following:

•         Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which at the date of issuance of these financial statements has already taken place.

Provisional Remedy:  In the same action, in February 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

Resolution 32 of the Energy Secretariat: On March 13, 2015, the Official Gazette published SE Resolution No. 32, which approved a temporary increase in the Company’s income in order for the latter to cover the expenses and afford the investments associated with the functioning of the electricity distribution service it provides and established that the Company would be required to observe the provisions of Clause 22.1 of the Adjustment Agreement with regard to the administrative claims and/or judicial actions it might have brought against the Federal Government, the Energy Secretariat and/or the ENRE concerning compliance with Clause 4.2 of the Adjustment Agreement, i.e. the non implementation of the Cost Monitoring Mechanism (CMM). To date, the Company is analyzing the scope of that requirement and assessing whether it is in agreement with the law.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

Conclusion: It is estimated that this action will not be terminated in 2015.

•         Study, Review and Inspection of Works in Public Spaces Fees (TERI)

At the date of issuance of these condensed interim financial statements, the Company has received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 35.8 million for this concept.

In the Company’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of the Company as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	-	310,298	14,392	334,289
Disposals	-	-	(334)	(35)	-	-	-	(369)
Transfers	4,897	38,221	167,611	46,635	3,592	(260,956)	-	-
Depreciation for the year	(2,538)	(9,684)	(24,285)	(15,703)	(11,866)	-	-	(64,076)
Net amount 03.31.15	119,730	936,509	2,276,048	1,210,938	218,744	2,009,777	150,580	6,922,326

At 03.31.15
Cost	167,090	1,482,531	4,260,759	1,999,738	635,707	2,009,777	150,580	10,706,182
Accumulated depreciation	(47,360)	(546,022)	(1,984,711)	(788,800)	(416,963)	-	-	(3,783,856)
Net amount	119,730	936,509	2,276,048	1,210,938	218,744	2,009,777	150,580	6,922,326

•            During the period ended March 31, 2015, direct costs capitalized amounted to $ 52.3 million.

•            Financial costs capitalized for the period ended March 31, 2015 amounted to $ 55.9 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	20,337	249,517	5,128	274,982
Disposals	-	-	(112)	(73)	-	-	-	(185)
Transfers	4,991	6,064	22,709	36,483	2,978	(73,225)	-	-
Depreciation for the year	(1,353)	(9,071)	(22,788)	(14,570)	(8,119)	-	-	(55,901)
Net amount 03.31.14	99,741	862,406	1,905,996	1,077,760	187,713	1,218,882	55,705	5,408,203

At 03.31.14
Cost	138,146	1,373,126	3,800,884	1,806,070	561,983	1,218,882	55,705	8,954,796
Accumulated depreciation	(38,405)	(510,720)	(1,894,888)	(728,310)	(374,270)	-	-	(3,546,593)
Net amount	99,741	862,406	1,905,996	1,077,760	187,713	1,218,882	55,705	5,408,203

•            During the period ended March 31, 2014, direct costs capitalized amounted to $ 21.6 million.

•            Financial costs capitalized for the period ended March 31, 2014 amounted to $ 3.1 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

9.                  Other receivables

	03.31.15	12.31.14
Non-current:
	-	-
Minimum national income tax	168,588	168,588
Tax credits	3,019	2,089
Financial credit	72,223	71,192
Related parties (Note 25.c)	7,321	7,366
Total Non-current	251,151	249,235

Current:
Prepaid expenses	5,517	3,198
Credit form Income recognition on account of the RTI - SE Resolution 32/15 (Note 2)	377,739	-
Value added tax	186,436	167,207
Advances to suppliers	8,129	8,070
Advances to personnel	964	1,782
Security deposits	2,736	2,424
Financial credit	9,826	6,658
Receivable with FOCEDE (1)	220,038	-
Receivables from electric activities	54,843	48,581
Related parties (Note 25.c)	743	753
Guarantee deposits on derivative financial instruments	18,602	15,322
Allowance for the impairment of other receivables	(23,216)	(16,647)
Judicial deposits	10,314	11,900
Other	1,221	1,059
Total Current	873,892	250,307

(1)    As of March 31, 2015, the net position held by the Company with the FOCEDE is comprised of the following:

03.31.15
Fixed charge Res. 347/12 collected from customers and not transferred	(3,817)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	(37,442)
Outstanding receivables from extraordinary Investment Plan	367,731
Provision for FOCEDE expenses	(106,434)
220,038

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.15	03.31.14
Balance at beginning of year	16,647	20,412
Increase	6,569	148
Balance at end of period	23,216	20,560

10.               Trade receivables

	03.31.15	12.31.14
Current:
Sales of electricity - Billed (1)	662,201	641,920
Sales of electricity – Unbilled	230,127	207,653
Framework Agreement	82,738	75,815
National Fund of Electricity	-	3,428
Fee payable for the expansion of the transportation and others	17,716	16,851
Receivables in litigation	22,407	21,844
Allowance for the impairment of trade receivables	(74,275)	(84,562)
Total Current	940,914	882,949

(1)                  Net of stabilization factor.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.15	03.31.14
Balance at beginning of year	84,562	73,185
Increase	-	5,158
Decrease	(4,752)	(474)
Discontinued operations	(5,535)	-
Balance at end of period	74,275	77,869

11.                Financial assets at fair value through profit or loss

	03.31.15	12.31.14
Current
Government bonds	21,805	21,150
Money market funds	754,936	233,297
Total current	776,741	254,447

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

12.               Cash and cash equivalents

	03.31.15	12.31.14	03.31.14
Cash and banks	22,717	38,691	19,468
Time deposits	5,003	4,852	4,571
Money market funds	98,363	135,537	90,235
Total cash and cash equivalents	126,083	179,080	114,274

13.               Share capital and additional paid-in capital

As of March 31, 2015, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Argentine Business Organizations Law

At the Ordinary and Extraordinary General Annual Meeting held on April 28, 2015, the Company shareholders, based on the Company’s current financial position and the development thereof since the beginning of fiscal year 2015 as a consequence of the impact caused by SE Resolution 32/15, which would prompt the Company, in the short term, to improve its financial position and thereby overcome the situation of mandatory share capital reduction to which it was exposed as of December 31, 2014, resolved not to reduce the Company’s share capital and to instruct the Board of Directors to call, in the event that, as a consequence of the results of operations for the next three-month periods, the Company would become subject to compliance with the mandatory reduction of share capital described in Section 206 of the Argentine Business Organizations Law, an Extraordinary Shareholders’ Meeting to deal with such situation.  As a result , it was also decided not to proceed with the reform of the emerging Bylaws of this situation .

14.               Trade payables

	03.31.15	12.31.14
Non-current
Suppliers	273	364
Customer guarantees	62,307	60,743
Customer contributions	61,713	118,298
Funding contributions - substations	51,700	51,700
Total Non-current	175,993	231,105

Current
Payables for purchase of electricity - CAMMESA (1)	2,820,443	2,257,059
Provision for unbilled electricity purchases - CAMMESA	362,937	305,890
Suppliers	464,662	570,434
Customer contributions	194,158	148,076
Funding contributions - substations	19,775	18,432
Total Current	3,861,975	3,299,891

(1)   As of March 31, 2015 and December 31, 2014 net of $ 3.6 billion and $ 3.4 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and SE Resolution 32/15.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

15.                Other payables

	03.31.15	12.31.14
Non-current
Loans (mutuum) with CAMMESA	714,505	506,753
ENRE penalties and discounts	1,079,888	1,032,193
Liability with FOTAE	142,801	105,641
Total Non-current	1,937,194	1,644,587

Current
Program for the rational use of electric power (1)	-	17,522
ENRE penalties and discounts	66,305	70,589
Liability with FOCEDE (2)	-	85,386
Related parties (Note 25.c)	1,928	2,706
Advances for works to be performed	6,406	10,650
Other	-	243
Total Current	74,639	187,096

(1)    As of March 31, 2015 and December 31, 2014, net of $ 2.2 billion and $ 2.2 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and SE Resolution 32/15.

(2)    As of December 31, 2014, the net position held by the Company with the FOCEDE is comprised of the following:

12.31.14
Fixed charge Resolution 347/12 charged to customers and not transferred	6,105
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12	74,713
Receivable from funds pending collection for Extraordinary Investment Plan	(93,133)
Provision for FOCEDE expenses	97,701
85,386

16.               Borrowings

	03.31.15	12.31.14
Non-current
Corporate notes (1)	1,650,244	1,598,442
Total non-current	1,650,244	1,598,442

Current
Interest	77,197	33,961
Total current	77,197	33,961

(1)    Net of debt repurchase and issuance expenses.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

17.                Salaries and social security

	03.31.15	12.31.14
Non-current
Early retirements payable	2,731	3,116
Seniority-based bonus	65,032	59,742
Total non-current	67,763	62,858

Current
Salaries payable and provisions	384,968	543,564
Social security payable	97,620	64,899
Early retirements payable	1,924	2,186
Total current	484,512	610,649

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2014, except for the following:

	03.31.15	12.31.14
Deferred tax assets
Inventories	207	197
Derivative financial instruments	3,212	2,063
Trade receivables and other receivables	24,222	26,851
Trade payables and other payables	370,873	347,324
Salaries and social security payable	26,970	20,935
Benefit plans	59,922	56,323
Tax liabilities	14,923	13,893
Provisions	52,616	47,657
Deferred tax asset	552,945	515,243

Deferred tax liabilities
Property, plants and equipments	(430,107)	(417,006)
Borrowings	(10,737)	(11,070)
Deferred tax liability	(440,844)	(428,076)

Net deferred tax assets	112,101	87,167

Given the tax loss from previous years and the sensitivity of the variables used in the projection of taxable income for 2015, such as the peso devaluation and wage increases , the Management has concluded that there is no solid and conclusive evidence to recognize tax losses from prior years.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

The detail of the income tax charge is as follows:

	03.31.15	03.31.14
Deferred tax	24,934	13,488
Current tax	(277,950)	-
Income tax expense	(253,016)	13,488

	03.31.15	03.31.14
Profit (Loss) before taxes	722,902	(752,051)
Applicable tax rate	35%	35%
(Loss) Gain Profit at the tax rate	(253,016)	263,218

Other	-	1
Subtotal	(253,016)	263,219

Unrecognized net deferred tax assets/liabilities	-	(249,731)
Income tax expense	(253,016)	13,488

19.               Tax liabilities

	03.31.15	12.31.14
Non-current
Income tax provision	277,950	-
Tax regularization plan	2,853	3,164
Total Non-current	280,803	3,164

Current
Tax on minimum national income tax payable, net	2,863	14,730
Provincial, municipal and federal contributions and taxes	68,800	67,999
Tax withholdings	41,068	34,625
SUSS (Social Security System) withholdings	1,544	1,485
Municipal taxes	42,754	39,870
Tax regularization plan	1,800	1,774
Total Current	158,829	160,483

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.14	112,095	24,068

Increases	15,590	3,626
Decreases	-	(5,048)
At 03.31.15	127,685	22,646

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	-	9,212
Decreases	(3)	(1,388)
At 03.31.14	83,118	18,491

21.               Revenue from sales

	03.31.15	03.31.14
Sales of electricity (1)	949,775	886,628
Right of use on poles	17,691	12,801
Connection charges	876	973
Reconnection charges	273	163
Total Revenue from sales	968,615	900,565

(1)   Includes revenue from the application of Resolution 347/12 for $ 140.9 million and $ 132.1 million for the three-month periods ended March 31, 2015 and 2014, respectively.

22.              Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	372,640	61,729	71,346	505,715
Pension plans	15,658	2,594	2,998	21,250
Communications expenses	2,919	10,211	619	13,749
Allowance for the impairment of trade and other receivables	-	6,569	-	6,569
Supplies consumption	56,565	-	4,340	60,905
Leases and insurance	124	-	13,189	13,313
Security service	11,639	10	5,476	17,125
Fees and remuneration for services	131,190	72,407	29,939	233,536
Public relations and marketing	-	-	1,106	1,106
Advertising and sponsorship	-	-	570	570
Reimbursements to personnel	261	46	211	518
Depreciation of property, plants and equipments	55,108	6,302	2,666	64,076
Directors and Supervisory Committee members’ fees	-	-	765	765
ENRE penalties	58,439	110	-	58,549
Taxes and charges	-	11,210	2,935	14,145
Other	46	24	784	854
At 03.31.15	704,589	171,212	136,944	1,012,745

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2015 for $ 52.3 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	246,776	47,377	34,956	329,109
Pension plans	6,762	1,298	958	9,018
Communications expenses	3,240	9,382	491	13,113
Allowance for the impairment of trade and other receivables	-	5,306	-	5,306
Supplies consumption	39,013	-	3,104	42,117
Leases and insurance	2,669	-	7,530	10,199
Security service	6,034	121	4,018	10,173
Fees and remuneration for services	191,881	53,841	31,133	276,855
Public relations and marketing	-	-	446	446
Advertising and sponsorship	-	-	230	230
Reimbursements to personnel	267	44	326	637
Depreciation of property, plants and equipments	50,441	3,093	2,367	55,901
Directors and Supervisory Committee members’ fees	-	-	657	657
ENRE penalties	42,648	3,110	-	45,758
Taxes and charges	-	9,317	1,621	10,938
Other	49	21	337	407
At 03.31.14	589,780	132,910	88,174	810,864

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2014 for $ 21.6 million.

23.              Net financial expense

	03.31.15	03.31.14
Financial income
Commercial interest	11,355	10,477
Financial interest (1)	6,733	9,865
Total financial income	18,088	20,342

Financial expenses
Interest and other (2)	(54,967)	(50,412)
Fiscal interest	(2,708)	(2,214)
Commercial interest	(113,694)	(92,019)
Bank fees and expenses	(9,014)	(2,383)
Total financial expenses	(180,383)	(147,028)

Other financial results
Exchange differences	(52,527)	(318,392)
Adjustment to present value of receivables	2,615	1,666
Changes in fair value of financial assets	24,530	28,840
Net gain from the repurchase of Corporate Notes	-	45,018
Other financial expense	(5,431)	(4,655)
Total other financial expense	(30,813)	(247,523)
Total net financial expense	(193,108)	(374,209)

(1)      Includes interest on cash equivalents as of March 31, 2015 and 2014 for $ 2.5 million and $ 2.2 million, respectively.

(2)      Net of interest capitalized as of March 31, 2015 and 2014 for $ 55.9 million and $ 3.1 million, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

24.              Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2015 and 2014, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	03.31.15	03.31.14
Profit (Loss) for the period attributable to the owners of the Company	469,886	(738,563)
Weighted average number of common shares outstanding	897,043	897,043
Basic and diluted earnings (loss) per share – in pesos	0.52	(0.82)

25.               Related-party transactions

•       The following transactions were carried out with related parties:

a.     Income

		Three months at
Company	Concept	03.31.15	03.31.14

PYSSA	Advertising on EDENOR bill	-	2
		-	2

b.    Expense

		Three months at
Company	Concept	03.31.15	03.31.14

EASA	Technical advisory services on financial matters	(5,410)	(4,633)
SACME	Operation and oversight of the electric power transmission system	(7,153)	(4,489)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(20)	(43)
PYSSA	Financial and granting of loan services to customers	(21)	(22)
		(12,604)	(9,187)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2015, presented with comparative figures (continued)

•       The balances with related parties are as follow:

c.     Receivables and payables

	03.31.15	12.31.14
Other receivables - Non current
SACME	7,321	7,366
	7,321	7,366

Other receivables - Current
SACME	657	667
CYCSA	86	86
	743	753

	03.31.15	12.31.14
Trade and Other payables
SACME	(1,928)	(2,706)
	(1,928)	(2,706)

d.    Key management personnel’s remuneration

	Three months at
	03.31.15	03.31.14
Salaries	23,968	20,133
	23,968	20,133

26.              Events after the reporting period

Ordinary and Extraordinary Shareholders’ Meeting

On April 28, 2015, the Company held the Ordinary and Extraordinary Shareholders’ Meeting, at which, in  addition to that which has been indicated in note 13, all the other items included in the agenda of the Ordinary and Extraordinary Shareholders’ Meeting in accordance with the respective notice of meeting, such as –among other- the approval of the financial statements as of December 31, 2014, the approval of the actions taken by the Directors and Supervisory Committee members together with the remuneration thereof and the appointment of authorities and external auditors for the current fiscal year, were dealt with.

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of March 31, 2015, the related condensed interim statement of comprehensive income for the three-months period then ended, the related condensed interim statements of changes in equity and cash flows for the three-month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2014 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”. Our responsibility is to express a conclusion based on the limited review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

We draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of the Company.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)    the condensed interim financial statements of the Company, are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)    we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at March 31, 2015 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 79.312.441, which were not yet due at that date.

Autonomous City of Buenos Aires, May 8, 2015

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Andrés Suarez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 245 F° 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 13, 2015